SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of September, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

For more information contact:
Investor Relations Area
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 – 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3097-1313
Fax: (55 11) 3097-6182
E-mail: investor.relations@unibanco.com.br
www.ir.unibanco.com

UNIBANCO AND UNIBANCO HOLDING’s UNITS ARE
INCLUDED IN THE IBrX-50 INDEX

We are glad to report that São Paulo Stock Exchange (BOVESPA) has announced today the new composition of the IBrX-50 index, comprising the 50-best classified stocks according to a negotiability index, calculated by BOVESPA, and that have a trading floor presence of at least 80%, measured in the last twelve months.

The UNITs (BOVESPA: UBBR11), certificates consisting of one preferred share of Unibanco and one preferred share of Unibanco Holdings, are now index members with 2.724% weight as of September 1st. This weight represents the 11th position in the index portfolio. This weight represents the 11th position in the index portfolio. The new index portfolio will be effective from September 1st to December 31st, 2004.

The inclusion of the UNITs in the IBrX-50 portfolio is another step to increase their liquidity in the Brazilian market.

São Paulo, September 1st, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 3, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ José Lucas Ferreira de Melo
José Lucas Ferreira de Melo
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.